Exhibit 99.10
[ENTERPRISE PRODUCTS PARTNERS L.P. LETTERHEAD]
CONFIDENTIAL
February 22, 2011
Mr. William A. Bruckmann, III
Chairman, Audit, Conflicts and Governance Committee
DEP Holdings, LLC
631 Ranger Lane
Longboat Key, FL 34228
Dear Mr. Bruckmann:
     Enterprise Products Partners L.P. (“EPD”) is pleased to submit a proposal (the “Proposal”) pursuant to which EPD and certain of its affiliates (collectively, “Enterprise”) would acquire all of the outstanding publicly-held units of Duncan Energy Partners L.P. (the “Partnership” or “DEP”) through a unit-for-unit exchange. Subject to the negotiation and execution of definitive documentation containing terms and conditions customary for a transaction of this type (the “Definitive Agreement”), we are pleased to offer consideration of 0.9545 EPD common units for each issued and outstanding publicly-held DEP common unit (the “Consideration”) in a transaction to be structured as a merger of DEP with a wholly owned subsidiary of EPD. The Consideration represents a value per common unit of $42.00, or a premium of approximately 30%, based on the 10-day average closing price of a DEP common unit on February 18, 2011.
     We believe the Proposal should be attractive to public holders of DEP common units. The Consideration would permit existing DEP public unitholders to participate in the future growth of EPD’s business (including DEP’s existing business), EPD’s substantial backlog of multiple pending capital projects and EPD’s more diversified existing asset base. Public DEP unitholders would receive a large premium over the current trading price of DEP common units, a substantial distribution increase and a more liquid security while diversifying their asset base.
     The original strategic rationale for DEP as an acquiror of certain EPD assets was based on differences in the cost of equity capital of DEP and EPD. Following the elimination in 2010 of incentive distribution rights previously held by EPD’s general partner, the differences in the cost of equity capital between DEP and EPD no longer exist. We believe the Proposal takes into account the value of DEP’s existing assets as well as these changes in DEP’s potential for future growth.
     Assuming you and other members of the Audit, Conflicts and Governance Committee (the “ACG Committee”)(or other special committee consisting of independent directors) of DEP Holdings, LLC, as the general partner of DEP (“DEP Holdings”), are willing to entertain an offer and negotiate a proposed transaction, we believe that we can act as quickly as is prudent for all parties to reach agreement, execute definitive documentation, and move forward to close this transaction. As you are aware, EPD’s prior experience in combinations with other publicly traded MLPs will enable us to respond quickly and appropriately to any issues that may arise during the acquisition process. Furthermore, unlike a strategic buyer, we do not anticipate any regulatory impediments relating to EPD based on the fact that DEP is currently majority owned by EPD.
     We respect that the ACG Committee of DEP Holdings will need to consider the Proposal carefully and is under no obligation to entertain any offer by EPD. However, due to the importance of the existing DEP assets in the overall value chain of EPD assets, we further inform you that EPD would not be interested in selling its common units of DEP or approving any combination of DEP with, or a sale of all or substantially all of the assets of DEP to, any other acquiror.
     Based on the foregoing, we are prepared to commence negotiations if and when you deem appropriate after diligent consideration of the Proposal. Due to the beneficial ownership and control of DEP by EPD, we note that EPD will be required to make this Proposal by EPD and any other proposals, as well as any agreements, public promptly to the extent required under applicable securities laws and SEC rules.
     In addition to the Consideration described above, our Proposal also includes and is subject to the following:
     1. Definitive Agreement. Our Proposal is subject to the negotiation and execution of the Definitive Agreement containing customary terms, including the approval by the ACG Committee (or such other special committee consisting of independent directors) of our general partner. We are confident that we will be able to finalize the documentation required for the contemplated transaction as promptly as the ACG Committee of DEP Holdings (or such other special committee, as applicable) deems appropriate.
     2. Financing. We have the financing needed to complete the contemplated transaction and no further financing commitments are required.
     3. Closing. Subject to the items described above, the transaction and Definitive Agreement will require approval by the Board and, if requested, the ACG Committee of our general partner. Other than requisite filings with the SEC, we do not currently believe that there would be any other regulatory or other governmental consents or approvals that would be required in connection with, or any legal impediments to, the consummation of a transaction based upon this Proposal.

     This letter does not constitute a binding obligation on the part of any person, and neither this letter nor any discussions relating to this letter create any obligations, liabilities or duties with respect to any party. A binding obligation with respect to the proposed transaction will result only upon the execution by each of us of the Definitive Agreement.
     Please contact the undersigned at (713) 381-6529 to discuss our next steps toward completion of the transaction. We are hopeful that we can move forward quickly with a transaction that is beneficial to all involved. We stand ready to provide any clarification or to answer any questions you may have.

Very truly yours, Enterprise Products Partners L.P.
By:	Enterprise Products Holdings LLC its general partner

By:	/s/ Michael A. Creel
	Name:	Michael A. Creel
	Title:	President and Chief Executive Officer

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